STOCK PURCHASE AGREEMENT
of
2COR9, LLC
by
SOLAR THIN FILMS, INC.

THIS AGREEMENT, made, entered into, and effective this $\underline{21}$ day of July 2010 (the "Effective Date") by and among **Solar Thin Films, Inc.**, a Delaware corporation, having an address located at 116 John Street, Suite 1120, New York, New York 10038 (hereinafter referred to as "STF"); **2Cor9, LLC**, a California Limited Liability Corporation, having an address at 5301 Price Avenue, McClellan, California 95652 (hereinafter referred to as "2COR9"); **Chris Schuring**, residing at 5726 Butler Road, Penryn, California 95663 (hereinafter referred to as "Schuring"); **J. Kyle McCue**, residing at 5107 Sussex Park Court, San Jose, California 95136 (hereinafter referred to as "McCue"); and **Philip McAnelly**, residing at 633 Arabesque Cir., Roseville, CA 95678 (hereinafter referred to as "McAnelly"). (Schuring, McCue, and McAnelly are collectively referred to as the "Selling Members." STF, 2Cor9, and the Selling Members are collectively referred to as the "Parties").

W I T N E S S E T H:

WHEREAS, 2COR9 is a company that intends to engage in the business of green energy management, including energy management assessment and retrofits, renewable energy installations (power projects), and energy monitoring; and

WHEREAS, STF is a publicly traded corporation engaged in the design, development, manufacture, and installation of thin-film amorphous silicon ("a-Si") photovoltaic manufacturing equipment and turnkey factories that produces photovoltaic thin-film a-Si solar panels or modules and seeks to expand its products and services through strategic acquisitions; and

WHEREAS, STF seeks to acquire 100% of the issued and outstanding equity of 2COR9 from Schuring (50%),McCue (30%), and McAnelly (20%);

NOW, THEREFORE, in consideration of the promises, the mutual covenants of the parties herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, it is agreed as follows:

1.   **Purchase Price**

(a)   The Selling Members will sell to STF and STF will purchase from the Selling Members an aggregate of 100% of the issued and outstanding shares in 2COR9 (the "Purchased Shares").

(b)   The purchase price for the Purchased Shares (the "Purchase Price"), will be payable on an "Earn In" basis as follows:

(i)   Four million (4,000,000.) shares of preferred stock of STF, which stock may be converted over the five (5) year period commencing January 1, 2011 on the basis of four (4) shares of STF common stock per share of preferred based upon the achievement of the following net profit milestones:

Net Profit (Millions)	Preferred Eligible Shares For Conversation	Number of Common Shares Upon Conversation
2.50	330,000	1,320,000.
3.50	500,000.	2,000,000.
4.00	750,000.	3,000,000.
4.50	1,000,000.	4,000,000.
5.00	1,250,000.	5,000,000.
6.00	1,385,000.	5,540,000.
7.00	1,520,000.	6,080,000.
8.00	1,635,000.	6,540,000.
10.00	1,750,000	7,000,000.
12.00	1,865,000	7,460,000.
15.00	2,025,000	8,100,000.
18.00	2,185,000	8,740,000.
21.00	2,345,000	9,380,000.
24.00	2,505,000	10,020,000.
28.00	2,665,000	10,660,000.
31.00	2,825,000	11,300,000.
34.00	2,985,000	11,940,000
37.00	3,145,000	12,580,000
40.00	3,305,000	13,220,000
43.00	3,465,000	13,860,000
46.00	3,625,000	14,500,000
49.00	3,785,000	15,140,000
53.00	4,000,000	16,000,000

(ii)   Any Preferred Shares not converted within said five (5) year period will expire.

(iii).   The Shares scheduled at ¶1.b.(i) shall be based on audited financial statements and shall be computed on both an annual and a cumulative basis the total shares issued shall be based on a 5 year average of the net profits. The annual computation of shares shall be based on the increase over a minimum profit threshold (milestone level) determined by the prior year's net profits before taxes. For the avoidance of doubt, this means that each year's net profits must exceed the prior year's milestone level by at least 20% for additional shares to be earned. For further clarification if in year one the net profit was two million, five hundred thousand dollars ($2,500,000.00) and the year two net profit was three million, five hundred thousand dollars ($3,500,000.00), then one million dollars ($1,000,000.00) of the net profit for year two exceeds the year one milestone level of two million, five hundred thousand dollars ($2,500,000.00) plus 20% or 500,000 for a total of $3,000,000 and is therefore eligible to earn additional shares for that year.

(iv) It is anticipated that, for the period commencing upon the execution of this agreement through December 31, 2010, 2COR9 will not show a net profit. If it shows a loss for this period, such loss shall not be included in the cumulative computation under this ¶1.(b). If 2COR9 does show a net profit for this period, then such net profit shall be considered for purposes of this provision as part of the profit for the period January 1, 2011 to December 31, 2011.

(c)   In addition to the purchase price payable to the Selling Members set forth in ¶1.(b) above, STF will provide not less than five hundred thousand (500,000.00) shares of STF Common Stock for the establishment of a stock option plan for key employees of 2COR9 who are not Selling Members. The 2COR9 Board of Directors shall make recommendations to the STF Board of Directors for the allocation and issuance of such shares by STF to non-selling member employees of 2COR9.

2.   **Additional Agreements**

(a)   <u>Employment Agreements</u>. Simultaneously with the closing, and as an essential term and condition of this Agreement 2COR9 will enter into five (5) year

Employment Agreements with the Selling Members at levels of compensation and on other terms to be approved by STF Board of Directors.

(b)   Non-Compete. Each Selling Member agrees not to directly or indirectly (through any affiliated company) compete with STF, 2COR9, and/or any affiliate or subsidiary of either, during the five (5) year period ending December 31, 2015 or for a period of twenty four (24) months following the Selling Member's involuntary departure from STF or 2COR9.

(c)   Capital Contributions. STF shall make up to two   million dollars ($2,000,000.00) in capital contributions to 2COR9, over the twelve (12) month period commencing upon execution of this agreement with initial contributions on the following schedule and subsequent contributions to be determined by the STF Board of Directors based on budgets to be submitted by 2COR9:

- Sixty Five thousand dollar ($65,000.00) Initial Contribution upon execution of this Agreement; and

- Sixty five thousand dollar ($65,000.00) Monthly Contributions for nine (9) months commencing August 31, 2010.

(d)   2COR9 shall be responsible to submit monthly, quarterly, and year-end financial reports on a timely basis to STF and shall provide audited annual financial statements by a Public Company Accounting Oversight Board ("PCAOB") acceptable to STF.

(e)   2 COR 9 Shall establish a Board of Directors consisting of three members., The Selling Members will be entitled to designate one representative to sit on the 2COR9 Board of Directors. Two (2) additional 2COR9 Board members will be selected by STF and shall serve from the date of closing.

3.   Closing Date & Due Diligence Period. This Stock Purchase Agreement shall be deemed binding and irrevocable, subject only to cancellation by STF as a result of its performance of necessary due diligence investigations, upon the payment of the sixty five thousand dollar ($65,000.00) Initial Capital Contribution referred to in ¶2.(c) above. The formal closing of this transaction shall take place at a time and place to be determined within a period of thirty (30) to sixty (60) days, as determined by STF on one (1) week's notice to 2COR9. During this period, 2COR9 shall fully and promptly cooperate with all reasonable and customary due diligence information requests, including full background checks on the members and key employees of 2COR9.

Stock Purchase Agreement of 2 COR by Solar thin Films Inc.   4

4.   **Post Closing Agreements & Obligations**

(a)   <u>Further Assurances.</u> Following the Closing, 2COR9, the Selling Members, and STF shall execute and deliver such documents, and take such other action, as shall be reasonably requested by any other Party hereto to carry out the transactions contemplated by this Agreement.   All obligations created herein shall survive the Closing.

(b)   <u>Publicity.</u> None of the Parties shall issue or make, or cause to have issued or made, any public release or announcement concerning this Agreement or the transactions contemplated hereby, without the advance approval in writing of the form and substance thereof by each of the other Parties, except as and to the extent required by law (in which case, so far as possible, there shall be consultation among the Parties prior to such announcement), and the Parties shall endeavor jointly to agree on the text of any announcement or circular required.

(c)   <u>2COR9 Corporate Signage.</u>   Following the Closing, 2COR9 shall promptly ensure that its website, officer and employee e-mail templates, corporate letterhead, business plans, bids and proposals, invoices, forms of any and all types, power points, and corporate signage and logos all distinctively reflect, in mutually acceptable language, form, and fashion, that 2COR9 is part of STF or that it is an STF subsidiary. STF may change its name to better reflect its emergence as an integrated group of solar energy companies, in which event 2Cor9 shall employ the new name as aforesaid.

5.   **Representations**

(a)   The Selling Members have the requisite power and legal capacity to execute and enter into this Stock Purchase Agreement contemplated by the parties. 2COR9 and the Selling Members further represent that to their knowledge, each of them is in compliance with the material applicable laws in each jurisdiction in which it presently operates and that it is aware of no litigation or any liens, judgments, claims, or other legal impediments relating to the sale of the Purchased Shares.

(b)   All patents, trademarks, intellectual property, proprietary information, customer lists, technology, and other assets owned directly or indirectly by 2COR9 or by any of the Selling Members that relate to the business to be conducted by 2COR9 have been or are hereby assigned to 2COR9 by the Selling Members, and no royalties, fees, or other payments are due and owing to any Selling Member or affiliate of the Selling Member by 2COR9, except as set forth in this Agreement.

(c)   The Selling Members will indemnify, defend, and hold harmless STF from and against any claims by any third party, person, or entity to any equity interest in

2COR9 or any rights to or in any and all assets transferred by 2COR9 or any Selling Member to STF pursuant to this Agreement.

6.   Confidentiality

Except as required by law, court order, or regulation, the Selling Members agree to keep confidential and not disclose to any person or entity (other than its directors, officers, representatives, advisors, and other consultants who have a need for the information for purposes of concluding the transaction contemplated herein) any information and/or data concerning STF, its affiliates and subsidiaries, or any of its current or intended businesses.

7.   Notices

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt) or by e-mail, provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by written notice).

Any and all notices to STF are to be sent to Solar Thin Films, 116 John Street, Suite 1120, New York, New York 10038, Attention.: Gary Maitland, Vice President & General Counsel.   Any and all notices to 2COR9 are to be sent to 2COR9, 5301 Price Avenue, McClellan, California 95652, Attention: Chris Schuring, President.

8.   Binding Effect

This Agreement shall extend to, shall inure to the benefit of, and shall be binding upon all the Parties hereto and upon all of their respective heirs, successors, and representatives.

9.   Entire Agreement

This Agreement, including the agreements incorporated by reference, contains the entire Agreement among the Parties hereto with respect to the matters contemplated hereby and supersedes all prior agreements and undertakings between the parties with respect to such matters. This Agreement may not be amended, modified, or terminated in whole or in part, except in writing, executed by each of the Parties hereto.

10.   Specific Performance

The Selling Members acknowledge that their obligations hereunder are unique, and that it would be extremely impracticable to measure the resulting damages if they, or any of them, should default in their, or any of their, obligations under this Agreement. Accordingly, if any Selling Member fails to perform his obligations hereunder, which failure constitutes a breach hereof by him, STF may, in addition to any other available rights or remedies, sue in equity for specific performance and, in connection with any such suit, the Selling Shareholder(s) expressly waives all defenses therein.

11.   Severability

Should any part of any provision of this Agreement be declared invalid by a court of competent jurisdiction, such decision or determination shall not affect the validity of any remaining portion of such provision or any other provision and the remainder of the Agreement shall remain in full force and effect and shall be construed in all respects as if such invalid or unenforceable provision or portion thereof were not contained herein. In the event of a declaration of invalidity, the provision or portion thereof declared invalid shall not necessarily be invalidated in its entirety, but shall be observed and performed by the Parties to the extent such provision is valid and enforceable.

12.   Section Headings

The section headings contained herein are for convenience of reference only and shall not be considered any part of the terms of this Agreement.

13.   Choice Of Law

This Agreement shall be interpreted and performed in accordance with the laws of the State of New York, and the parties agree, notwithstanding the principles of conflicts of law, that the internal laws of the State of New York shall govern and control the validity, interpretation, performance, and enforcement of this Agreement.

14.   Resolution Of Disputes

Any dispute regarding the validity, interpretation, implements, or enforcement of this Agreement shall be heard in and before either the state or federal courts in New York County, in the State and County of New York. The Parties expressly consent to jurisdiction and venue in such courts and irrevocably waive any objections and defenses based on personal jurisdiction, venue, and inconvenient forum grounds.

Signature page follows

Stock Purchase Agreement of 2 COR by Solar thin Films Inc.   7

IN WITNESSE WHEREOF, the Parties have caused this instrument to be executed individually and in corporate name by duly authorized officers, all as of the day and year first above written.

SOLAR THIN FILMS, INC.   **2COR9, LLC**





By: _____   By: _____
Name: Robert M. Rubin   Name: Chris Shuring
Its: Chief Executive Officer   Its: President
Address: 116 John Street, Suite 1120   Address: 5301 Price Avenue
         New York, New York 10038   McClellan, California 95652

Date: July ___, 2010   Date: July ___, 2010



And Individually as 2COR9 Shareholders and Selling members

_____   Residing at:
Chris Schuring
                                                 5726 Butler Road
                                                 Penryn, California 95663

Date: July 21, 2010



J. Kyle McCue   Residing at:

                                                 5107 Sussex Park Court
                                                 San Jose, California 95136

Date: July 21, 2010



Phillip McAnelly   Residing at:
PHILIP
                                                 633 Arabesque Cir
                                                 Roseville, CA 95678

Date: July 21, 2010

Stock Purchase Agreement of 2 COR by Solar thin Films Inc.   8





STATE OF california

SS.:

COUNTY OF Santa Clara

On the 21st day of July, in the year 2010, before me, the undersigned, personally appeared James Kyle Mccue, who ~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

ACHALA M. SHAH
Commission # 1844526
Notary Public - California
Santa Clara County
My Comm. Expires Apr 13, 2013

Achala M. Shah

Notary Public

STATE OF California

SS.:

COUNTY OF Placer

On the 21st day of July, in the year 2010, before me, the undersigned, personally appeared Chris Schuring, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

MARGARET A. CANUEL
COMM. # 1693259
NOTARY PUBLIC-CALIFORNIA
SACRAMENTO COUNTY
MY COMM. EXP. SEPT. 29, 2010

Margaret A. Canuel

Notary Public

Stock Purchase Agreement of 2 COR by Solar thin Films Inc. 9

STATE OF California

SS.:

COUNTY OF Placer

On the 21st day of July, in the year 2010, before me,

the undersigned, personally appeared Philip McAnelly, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

MARGARET A. CANUEL
COMM. # 1693259
NOTARY PUBLIC-CALIFORNIA
SACRAMENTO COUNTY
MY COMM. EXP. SEPT. 29, 2010

Margaret A. Canuel

Notary Public

STATE OF New York

SS.:

COUNTY OF Bronx

On the 28 day of July, in the year 2010, before me,

the undersigned, personally appeared Robert M. Rubin, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

June Constant

Notary Public

JUNE CONSTANT
Notary Public, State of New York
No. 03-4928298
Qualified in Bronx County
Certificate Filed in New York County
Commission Expires April 4, 2014

Stock Purchase Agreement of 2 COR by Solar thin Films Inc.